UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Adaptive Medias, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00652J 109

(CUSIP Number)

James Batmasian

215 N. Federal Highway

Boca Raton Florida 33432

(561) 392-8920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00652J 109

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James Batmasian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See Item 3 of this Schedule 13D) OO (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,950,778 (14.2%)

	8.	Shared Voting Power 1,950,778 (14.2%)

	9.	Sole Dispositive Power 1,950,778 (14.2%)

	10.	Shared Dispositive Power 1,950,778 (14.2%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person.... 1,950,778 (14.2%)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%. The percentage is calculated using 13,736,030 outstanding shares of the Issuer’s Common Stock as of October 27, 2014

14.	Type of Reporting Person (See Instructions) IN

(1) 173,000 shares of common stock acquired pursuant to a stock purchase agreement. 1,777,778 shares of common stock acquired though the Reporting Person’s personal funds. Please see Item 3 below for additional information.

Explanatory Note

This amendment to the Schedule 13D filed with the Securities and Exchange Commission on October 23, 2014, is being filed to amend the original Schedule 13D filing by including shares held by the Reporting Person prior to his becoming a beneficial owner of greater than five percent (5%) of the issued and outstanding shares of the Issuer.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Adaptive Medias, Inc., whose principal executive office is located at 16795 Von Karman Avenue, Suite 240, Irvine, California 92606 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is James Batmasian (the “Reporting Person”).

(b) The business address of the Reporting Person is 215 N. Federal Highway, Boca Raton Florida 33432.

(c) The Reporting Person is the Principal of Investments Limited, a real estate ownership and management firm located at 215 N. Federal Highway, Boca Raton Florida 33432.

(d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On July 15, 2014, the Reporting person acquired 173,000 shares of common stock of the issuer (“Common Stock”) pursuant to a Stock Purchase Agreement by and among the Issuer, OneScreen, Inc., and Media Graph, Inc., as described in the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2014.

On September 3, 2014, Reporting Person purchased 1,777,778 shares of Common Stock for an aggregate of $4,000,000 pursuant to a Common Stock Purchase Agreement, in cash from personal funds designated for investment. No borrowed funds were used to purchase the shares.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 1,950,778 shares of Common Stock, representing 14.2% of the outstanding shares of Common Stock of the Issuer (based upon 13,736,030 shares of Common Stock issued and outstanding as of October 27, 2014).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 1,950,778 shares of the Common Stock of the Issuer.

(c) Other than as described above in Item 4, the Reporting Person has not entered into any transactions in the Common Stock in the past sixty (60) days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Person’s holdings in the Issuer.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 28, 2014

/s/ James Batmasian
James Batmasian